Established in 1930, San Francisco-based Dodge & Cox provides professional investment management services to individuals, retirement funds, and tax exempt institutions through mutual funds and separate accounts.	Account Access: New Login feature coming

Three factors distinguish Dodge & Cox from other asset managers: independence, longevity and a clearly defined, consistently applied investment philosophy.	Equity Asset Growth at Dodge & Cox (dated April 4, 2006)

The philosophy that guides the management of our equity, fixed-income and balanced portfolios is built on traditional principles. We maintain a long-term focus, conduct our own research and employ a rigorous price discipline. Our decision making process takes full advantage of individual insights within a team-oriented culture.	Receive Fund literature via E-mail by changing your “Electronic Delivery Preferences” in Account Access.

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Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

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Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

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Dodge & Cox Stock Fund

•	Fact Sheet and Commentary dated September 30, 2006

•	Stock Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

•	Third Quarter Report dated September 30, 2005

Dodge & Cox International Stock Fund

•	Fact Sheet and Commentary dated September 30, 2006

•	International Stock Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

•	Third Quarter Report dated September 30, 2005

Dodge & Cox Balanced Fund

•	Fact Sheet and Commentary dated September 30, 2006

•	Balanced Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

•	Third Quarter Report dated September 30, 2005

Dodge & Cox Income Fund

•	Fact Sheet and Commentary dated September 30, 2006

•	Income Fund Holdings dated September 30, 2006

•	Semi-Annual Report dated June 30, 2006

•	First Quarter Report dated March 31, 2006

•	Annual Report dated December 31, 2005

•	Third Quarter Report dated September 30, 2005

Dodge & Cox Funds

•	Dodge & Cox Proxy Voting Policy dated February 17, 2006

•	Funds’ Proxy Report (N-PX) dated June 30, 2006

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Account Access

IMPORTANT: Changes coming to Account Access

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This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2006 Dodge & Cox®. All rights reserved.

Comparative Investment Results – 3rd Quarter 2006 Q3 2006 Total Return (Stock Fund vs S&P 500)*

8% 5.7% 6% 4.8% 4% 2% 0% Stock Fund S&P 500 * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%. Key Contributors to Results ?Holdings in the Information Technology sector (+10%) had the best absolute performance in the Fund, modestly outperforming the S&P 500 (Index holdings returned +8%). Motorola (+24%), Sun Microsystems (+19%), and Hewlett-Packard (+14%) were all strong contributors. ?Selected individual contributors included some of the Fund’s largest holdings: Pfizer (+22%), McDonald’s (+16%) and Comcast (+13%). HCA (+16%) announced an agreement to be acquired by a private equity group

Key Detractors from Results ?The Fund’s holdings in the Financial sector (holdings returned +5%) underperformed those in the S&P 500 (Index holdings up 8%). Capital One Financial (-8%), Citigroup and Wachovia (each +4%) hindered relative results. ?Health Care holdings, which performed well on an absolute basis (+ 8%), lagged the return of the S&P 500’s Health Care sector (Index sector holdings up 10%). Sanofi-Aventis (-9%) and GlaxoSmithKline (-4%) were the largest detractors within this sector. ?Selected individual holdings: Baker Hughes (-17%, weakest absolute performer during Q3), ConocoPhillips (-9%), Sony (-8%) and FedEx (-7%). Source: FactSet Portfolio Analysis, Dodge & Cox, S&P 500

The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979) for current performance figures or a prospectus. Dodge & Cox / Investment Managers / San Francisco

Comparative Investment Results – YTD as of 9/30/06 YTD as of 9/30/06 Total Return (Stock Fund vs S&P 500)*

15% 11.3% 10% 8.5% 5% 0% Stock Fund S&P 500 * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%.

Key Contributors to Results ?Strong returns from Consumer Discretionary holdings (up 17% vs. +6% for the Index sector), in combination with a higher relative weighting, was the largest contributor to relative and absolute results. Within this area, selective Media stocks continued to perform well. Comcast (+42%) and News Corp (+27%) had especially strong returns.

?Better relative returns from holdings in Information Technology (holdings returned +12% vs. +3% for the Index sector). Hewlett Packard (+29%) and BMC Software (+33%) were significant contributors. ?Despite negative returns during the 3rd quarter, Energy holdings have performed well for the year, rising 16% in aggregate. Schlumberger (+28%) and Chevron (+17%) have been notable contributors. ?Selected individual holdings: Akzo Nobel (+35%), Pfizer (+25%), and Equity Office Properties (+35%).

Key Detractors from Results ?Despite a positive return from our single Telecom holding, Vodafone (+10%), returns lagged the Index sector year-to-date (up 26%). ?Selected individual holdings: Capital One (-9%), Dow Chemical (-8%), and Thomson (-23%). Source: FactSet Portfolio Analysis, Dodge & Cox, S&P 500 The current prospectus of the Dodge & Cox Funds includes more complete information, including management fees, investment objectives, risk considerations, and expenses. Read it carefully before investing. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated. Performance is updated and published monthly. Please visit www.dodgeandcox.com or call Dodge & Cox Funds (800-621-3979) for current performance figures or a prospectus. Dodge & Cox / Investment Managers / San Francisco

DODGE & COX INVESTMENT MANAGERS SAN FRANCISCO Manager’s Overview (Third Quarter 2006) FOR INTERNAL USE ONLY Dodge & Cox Stock Fund (incl cash) TEN LARGEST HOLDINGS As of 9/30/06 Name% of Total

Hewlett-Packard Co. 4.1% Comcast Corp. 3.7% Pfizer Inc. 3.3% News Corp. 2.9% Time Warner Inc. 2.6% Chevron Corp. 2.6% Sony Corp. 2.5% McDonald’s Corp. 2.4% Matsushita Electric Industrial Co. 2.3% Cardinal Health Inc. 2.3%

Total 28.4% Dodge & Cox Stock Fund TEN BEST / WORST PERFORMERS Unweighted for Q3 2006 (Stocks held for full period unless otherwise noted) Name% Return Name% Return MOT 24.3 BHI(16.5) PFE 21.9 AA(12.9) VOLV 21.8 HIT(11.4) SUNW 19.3 SNY(8.7) IPG 18.6 COP(8.7) FD 18.4 SNE(8.1) LINTA 18.1 COF(7.9) MCD 16.4 FDX(6.9) SGP 16.4 MAS(6.8) CPWR 16.3 DELL(6.6) SUMMARY OF TRANSACTIONS for period 7/1/06-9/30/06 Materials Industrials Consumer Discretionary Consumer Staples Finance Information Technology NEW PURCHASES SIGNIFICANT ADDITIONS CEMEX SAB-SPONS ADR PART CER GENERAL ELECTRIC CO NIKE INC -CL B PHILIPS ELECTRONICS-NY SHR KYOCERA CORP -SPONS ADR SALES SIGNIFICANT TRIMS

UNILEVER N V -NY SHARES EQUITY RESIDENTIAL EQUITY OFFICE PROPERTIES TR LEXMARK INT’L

PERFORMANCE ATTRIBUTION Q3 2006 Total Return (Stock Fund vs S&P 500)* 8% 5.7% 6% 4.8% 4% 2% 0%

Stock Fund S&P 500 * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%.

Key Contributors to Results ?Holdings in the Information Technology sector (+10%) had the best absolute performance in the Fund, modestly outperforming the S&P 500 (Index holdings returned +8%). Motorola (+24%), Sun Microsystems (+19%), and Hewlett-Packard (+14%) were all strong contributors. ?Selected individual contributors included some of the Fund’s largest holdings: Pfizer (+22%), McDonald’s (+16%) and Comcast (+13%). HCA (+16%) announced an agreement to be acquired by a private equity group

Key Detractors from Results ?The Fund’s holdings in the Financial sector (holdings returned +5%) underperformed those in the S&P 500 (Index holdings up 8%). Capital One Financial (-8%), Citigroup and Wachovia (each +4%) hindered relative results.

?Health Care holdings, which performed well on an absolute basis (+ 8%), lagged the return of the S&P 500’s Health Care sector (Index sector holdings up 10%). Sanofi-Aventis (-9%) and GlaxoSmithKline (-4%) were the largest detractors within this sector.

Selected individual holdings: Baker Hughes (-17%, weakest absolute performer during Q3), ConocoPhillips (-9%), Sony (-8%) and FedEx (-7%). Dodge & Cox / Investment Managers / San Francisco

DODGE & COX INVESTMENT MANAGERS SAN FRANCISCO Manager’s Overview (YTD – September 2006) FOR INTERNAL USE ONLY Dodge & Cox Stock Fund (incl cash) TEN LARGEST HOLDINGS As of 9/30/06 Name% of Total

Hewlett-Packard Co. 4.1% Comcast Corp. 3.7% Pfizer Inc. 3.3% News Corp. 2.9% Time Warner Inc. 2.6% Chevron Corp. 2.6% Sony Corp. 2.5% McDonald’s Corp. 2.4% Matsushita Electric Industrial Co. 2.3% Cardinal Health Inc. 2.3% Total 28.4%

Dodge & Cox Stock Fund TEN BEST / WORST PERFORMERS Unweighted over the period 1/1/06-9/30/06

(Stocks held for full period unless otherwise noted) Name% Return Name% Return CMCSA 42.4 TMS(23.2) AKZOY 35.4 UNM(13.8) VFC 34.7 CPWR(13.2) EOP 34.7 HIT(12.6) BMC 32.8 COF(8.9) VOLV 31.8 DELL (a)(8.7) FD 31.6 DOW(8.5) TMO 30.5 MAS(7.3) EC (b) 29.6 NCX(7.3) HPQ 29.1 DISCA(4.6) (a) Return shown is for period since initial purchase or prior to final sale (b) Return shown is for period up to acquisition date. SUMMARY OF TRANSACTIONS for period 1/1/06-9/30/06 Energy Materials Industrials Consumer Discretionary Consumer Staples Health Care Finance Information Technology NEW PURCHASES SIGNIFICANT ADDITIONS EXXON MOBIL CORP CHEVRON CORP

CEMEX SAB-SPONS ADR PART CER DOW CHEMICAL GENERAL ELECTRIC CO TYCO INTERNATIONAL LTD

ECHOSTAR COMMUNICATIONS—A LIBERTY MEDIA HOLD-CAP SER A LIBERTY MEDIA-INTERACTIVE A NIKE INC -CL B PHILIPS ELECTRONICS-NY SHR AVON PRODUCTS INC HEALTH MGMT ASSOCIATES INC-A PFIZER INC

SANOFI-AVENTIS-ADR CITIGROUP INC DELL INC KYOCERA CORP -SPONS ADR * Acquired SALES SIGNIFICANT TRIMS HESS CORP ENGELHARD CORP * LUBRIZOL CORP RIO TINTO PLC-SPON ADR FLUOR CORP

DILLARDS INC-CL A WHIRLPOOL CORP UNILEVER N V -NY SHARES CIT GROUP INC EQUITY OFFICE PROPERTIES TR EQUITY RESIDENTIAL JPMORGAN CHASE & CO FREESCALE SEMICONDUCTOR-A FREESCALE SEMICONDUCTOR-B LEXMARK INTERNATIONAL INC-A PERFORMANCE ATTRIBUTION YTD as of 9/30/06 Total Return (Stock Fund vs S&P 500)* 15% 11.3% 10% 8.5% 5% 0% Stock Fund S&P 500 * Standardized Average Annual Returns as of 9/30/06: 1 Year 14.6%; 5 Years 18.2%; 10 Years 14.5%. Key Contributors to Results

?Strong returns from Consumer Discretionary holdings (up 17% vs. +6% for the Index sector), in combination with a higher relative weighting, was the largest contributor to relative and absolute results. Within this area, selective Media stocks continued to perform well. Comcast (+42%) and News Corp (+27%) had especially strong returns.

?Better relative returns from holdings in Information Technology (holdings returned +12% vs. +3% for the Index sector). Hewlett Packard (+29%) and BMC Software (+33%) were significant contributors. ?Despite negative returns during the 3rd quarter, Energy holdings have performed well for the year, rising 16% in aggregate. Schlumberger (+28%) and Chevron (+17%) have been notable contributors. ?Selected individual holdings: Akzo Nobel (+35%), Pfizer (+25%), and Equity Office Properties (+35%).

Key Detractors from Results ?Despite a positive return from our single Telecom holding, Vodafone (+10%), returns lagged the Index sector year-to-date (up 26%). ?Selected individual holdings: Capital One (-9%), Dow Chemical (-8%), and Thomson (-23%). Dodge & Cox / Investment Managers / San Francisco